November 26, 2019

Ms. Karen Rossotto

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advisors Preferred Trust (the "Trust" or the "Registrant") File Nos. 811-22756 and 333-184169

Dear Ms. Rossotto:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on November 15, 2019, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Quantified Evolution Plus Fund (the "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequent to or concurrently with this letter.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized us to make on its behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement.

General

Comment 1. Please update the Fund's Ticker symbol on EDGAR.

Response. The Registrant undertakes to include the requested update in the next EDGAR filing.

Comment 2. In the fee table there are no change in fees despite the addition of a subsidiary. Please confirm that no fee changes are anticipated and, if they were, the fee table would be updated.

Response. The Registrant confirms that no fee changes are anticipated and, if they were, the fee table would be updated to reflect such changes.

Comment 3. Please consider removing or revising the following disclosure "The Subadviser selects investments for the Fund and provides trade placement for fixed income instruments" from the Fund's Principal Investment Strategies.

Response. Upon review, the Registrant believes that removing the disclosure would make subsequent disclosures regarding the Adviser's trading role difficult for shareholders to understand because of lack of context and would create possible confusion when compared to other funds in the fund family.

Comment 4. Please consider stating in the prospectus that the Fund does not invest directly in Gold bullion or Gold coins.

Response. Upon review, the Registrant believes that the affirmative disclosures identifying "securities representing an asset class, … exchange-traded funds ("ETFs") and mutual funds that invest primarily in an asset class, or in futures or swaps linked to an asset class" provides prospective shareholders with the most direct explanation of the investment vehicles employed by the Fund. Additionally, the Registrant believes that to make a negative representation in the prospectus would be distracting to prospective shareholders and somewhat inconsistent with the spirit of the instructions of Form N-1A (see e.g. Instruction 3 to Item 9 "[a] negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy.")

Comment 5. Please disclose the extent of the Funds investment in leveraged ETFs. Please disclose whether the Fund will invest more than 25% in a leveraged ETF or inverse ETF at any time. Please disclose how often the Fund will rebalance its leveraged ETF or inverse ETF positions. If the Fund does not rebalance on a daily basis, please provide a justification and disclose the risks associated with holding positions for longer than one day. Also, please revise references to leveraged mutual fund to read as leverage ETFs to provide more clarity.

Response. The Registrant notes it presently has disclosures that alert investors that the Fund may invest without restriction among asset classes, which includes leveraged ETFs and inverse ETFs. The Registrant notes it presently has disclosures to identify risks associated with holding positions for longer than one day. As to frequency of rebalancing, the Registrant believes this is within the investment judgement purview of the Subadviser and that the Fund could not describe a set policy without the potential to mislead shareholders. The Registrant represents that the Fund will not invest more than 25% in a leveraged ETF or an inverse ETF at any time, but believes to make a negative representation in the prospectus would be distracting to prospective shareholders and somewhat inconsistent with the spirit of the instructions of Form N-1A.

The Registrant has revised references to leveraged mutual fund to read as leverage ETFs to provide more clarity.

Comment 6. Please confirm that the principal investment strategy has not materially changed in concert with the addition of a subsidiary or explain the material changes.

Response. The Registrant confirms that the principal investment strategy has not materially changed in concert with the addition of a subsidiary. The subsidiary was added out of an abundance of caution in an effort to assure that the Fund would not exceed the 10% unqualified income limit of subchapter M of the Internal Revenue Code. That is, by conducting all investment activities that generate unqualified income (sometimes referred to as bad income), in the subsidiary the unqualified aspect of the income in converted to qualified income.

Comment 7. Because "hedging risk" is included under "derivatives risk," please consider including an explanatory hedging strategy disclosure under Fund's Principal Investment Strategies.

Response. The Registrant has amended strategy disclosures to include a reference to the use of derivatives as a "substitution hedge" where a derivative is used to capture returns related to a reference asset.

Comment 8. Under "wholly-owned subsidiary risk," please remove references to higher costs to make the disclosure consistent with the fee table.

Response. The Registrant has made the requested deletion.

Comment 9. Under "depositary receipt risk" in statutory portion of the prospectus, please remove references to unsponsored depositary receipts unless genuinely a principal risk.

Response. The Registrant has made the requested deletion.

Comment 10. Under "wholly-owned subsidiary risk," in statutory portion of the prospectus please clarify or remove references to "when viewed in isolation" to make clear that when viewed together the Fund and its subsidiary are subject to the protections of Sections 8,15,17, and 18 of the Investment Company Act.

Response. The Registrant has amended disclosures to focus on the protections of the Fund and its subsidiary when viewed together.

Comment 11. Please confirm that ReFlow expenses are included in the fee table.

Response. The Registrant so confirms.

Comment 12. Please confirm that the advisory and sub-advisory agreements for the subsidiary will be included as exhibits in the registration statement.

Response. The Registrant so confirms.

Comment 13. Please provide the Registrant's IRS private letter ruling or other basis for treating undistributed subsidiary income as qualifying income.

Response. The Registrant notes that it presently discloses that the subsidiary will distribute income consistent with Sections 851 and 951 of the Internal Revenue Code to establish subsidiary-related income as qualifying income.

Comment 14. Confirm that the subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States and that the subsidiary will agree to inspection by the Staff of its books and records which will be maintained in accordance with Section 31 of the Investment Company Act and rules thereunder.

Response. The Registrant believes that it is unnecessary for the subsidiary and its Board of Directors to designate an agent for service of process in the United States because each Director of the subsidiary is a U.S. citizen and, therefore, subject to service of process in the U.S. The Registrant confirms that the subsidiary will maintain books and records pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder, and notes that it presently has included an undertaking under Item 35 that the subsidiary consents to examination of its books and records.

Comment 15. Please consider expanding the fundamental investment policy to provide a more expansive description of the role of futures contracts as they relate to commodities and clarify whether or not Gold is intended to be captured under commodity.

Response. The Registrant has included an explanatory note in the fundamental investment policy disclosures to state that for purposes of policy number 5, Gold is considered a commodity. The Registrant does not believe it can further clarify the role of futures beyond current disclosures.

Comment 16. In the Trustee table in the Statement of Additional Information please, include director service to other relevant entities for the past five years.

Response. The Registrant notes that the command of Form N-1A does not reach director service to other entities over any time frame, but does call for principal occupation(s) during past 5 years, which the registrant has provided.

* * * * *

If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/

Parker Bridgeport

cc: JoAnn M. Strasser, Thompson Hine LLP